Filed Pursuant to Rule 433

October 5, 2020

Free Writing Prospectus to

Preliminary Prospectus Supplement dated October 1, 2020 to

Prospectus dated September 12, 2018

Registration Statement No. 333-227297-01

PRICING TERM SHEET

EVEREST REINSURANCE HOLDINGS, INC.

$1,000,000,000 3.500% Senior Notes due 2050

EVEREST REINSURANCE HOLDINGS, INC.

Issuer:	Everest Reinsurance Holdings, Inc. (the “Issuer”)

Expected Ratings
(Moody’s/S&P/A.M. Best)*:	Baa1 (Stable) / A- (Stable) / a- (Stable)

Aggregate Principal Amount:	$1,000,000,000

Security Title:	3.500% Senior Notes due 2050

Offering Format:	SEC Registered

Trade Date:	October 5, 2020

Settlement Date:	October 7, 2020 (T+2)

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing April 15, 2021

Maturity Date:	October 15, 2050, or if such date is not a business day, the following business day

Price to Public:	98.844% of the principal amount

Coupon:	3.500% per annum

Benchmark Treasury:	1.250% due May 15, 2050

Benchmark Treasury Price and Yield:	92-19; 1.563%

Spread to Benchmark Treasury:	+ 200 basis points (2%)

Yield to Maturity:	3.563%

Underwriting Discount:	0.875%; ($8,750,000 in the aggregate)

Net Proceeds to Issuer Before Expenses:	$979,690,000

Optional Redemption:	The Notes will be redeemable at the Issuer’s option, in whole or in part for cash, at any time prior to April 15, 2050 (six months prior to the Maturity Date) (the “Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the Par Call Date, Issuer may redeem the Notes in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	299808 AH8 / US299808AH86

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.

Senior Co-Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
UBS Securities LLC

Junior Co-Managers:	BofA Securities, Inc.
BNY Mellon Capital Markets, LLC
Commerz Markets LLC
Lloyds Securities Inc.
RBC Capital Markets, LLC

*

None of these ratings is a recommendation to buy, hold or sell these Securities. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

Terms used but not defined in this pricing term sheet have the meanings assigned to them in the preliminary prospectus supplement dated October 1, 2020.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling: Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com or Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or prospectus@citi.com.

This communication should be read in conjunction with the preliminary prospectus supplement dated October 1, 2020 and the accompanying prospectus dated September 12, 2018.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.